February 11, 2011

Via EDGAR

Ms. Christina DiAngelo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Old Mutual Absolute Return Fund, L.L.C. (File No. 333-171638) (the "Registrant" or the "Absolute Return Fund")

Dear Ms. DiAngelo:

On behalf of the above-referenced Registrant, below is the "accounting survivor analysis" as requested by the Staff's comments conveyed telephonically on January 31, 2010 with regard to the Registration Statement on Form N-14, filed by the Registrant with the U.S. Securities and Exchange Commission ("SEC") on January 11, 2011 pursuant to the Securities Act of 1933, as amended.

Accounting Survivor Analysis

The Registrant believes that the Absolute Return Fund is the appropriate accounting survivor. According to a no-action letter to North American Security Trust ("NAST"),1 in order to determine which fund should be the accounting survivor, the attributes of the new fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new fund. In NAST, the Staff listed five factors that should be relied upon when making such determination. Each of the factors listed in NAST, along with the relevant analysis, are discussed below:

(i)           Comparison of investment advisers. Larch Lane Advisors LLC ("Larch Lane") is the investment adviser to each of the Absolute Return Fund and Old Mutual Emerging Managers Fund, L.L.C. (the "Emerging Managers Fund"), the fund which will merge with and into, the Absolute Return Fund. The Absolute Return Fund, upon the merger, is referred to herein as the "Combined Fund."  After the merger, Larch Lane will continue to manage the Combined Fund.

(ii)           Comparison of portfolio composition. Both the Absolute Return Fund and the Emerging Managers Fund invest substantially all of their investable assets in a master fund ("ARMF" and "EMMF," respectively), which, in turn invests primarily in private investment funds, joint ventures, investment companies and other similar investment vehicles ("Portfolio Funds") that are managed by a select group of portfolio managers ("Portfolio Managers") that invest in a variety of financial markets and utilize a broad range of alternative investment strategies.   Unlike ARMF, EMMF maintains a stated policy of investing primarily in Portfolio Funds managed by portfolio managers that are deemed by Larch Lane to be "emerging managers."

The Combined Fund's portfolio composition will mostly reflect the current composition of ARMF, which invests in some, but does not have a focus on, Portfolio Funds managed by emerging managers. In fact, the Combined Fund, like ARMF, will not have a policy of investing primarily in Portfolio Funds managed by emerging managers.  Therefore, this factor suggests that the Absolute Return Fund should be the accounting survivor following the merger.

(iii)           Comparison of investment objectives, policies and restrictions. The investment objectives, policies and restrictions for the Absolute Return Fund and the Emerging Managers Fund are identical, except that, as noted above, the Emerging Managers Fund invests through EMMF primarily in Portfolio Funds managed by Portfolio Managers who are deemed to be emerging managers.

The Combined Fund will retain the investment objectives, policies and restrictions of the Absolute Return Fund. Thus, unlike the Emerging Managers Fund, the Combined Fund will not have a policy of investing primarily in Portfolio Funds managed by emerging managers. Therefore, this factor suggests that the Absolute Return Fund should be the accounting survivor following the merger.

(iv)           Comparison of expense structure and expense ratio.

The Absolute Return Fund has lower expenses than the Emerging Managers Fund. The expense structure and expense ratios for the Absolute Return Fund and the Emerging Managers Fund, as well as the Combined Fund post-merger, are listed below.

Expense Comparison

All expenses are as of March 31, 2010.  (The pro forma expenses are adjusted to reflect changes in certain expenses to be effective April 1, 2011.)

Maximum Sales Load for each Fund
Emerging Managers Fund: 2.00% of investor's investment amount
Absolute Return Fund: 2.00% of investor's investment amount
Combined Fund: 2.00% of investor's investment amount

Advisory Fees for each Fund
Emerging Managers Fund: 1.45%
Absolute Return Fund: 1.25%
Combined Fund: 1.25%

Net Expense Ratios for each Fund
Emerging Managers Fund: 7.64%
Absolute Return Fund: 7.56%
Combined Fund (pro forma): 6.90%

Total Direct and Acquired Annual Fund Operating Expenses, exclusive of waivers:
Emerging Managers Fund: 10.65%
Absolute Return Fund: 9.59%
Combined Fund (pro forma): 9.04%

As a result of the difference in asset size, lower advisory fees and lower expense caps, the Absolute Return Fund's expenses are lower than those of the Emerging Managers Fund, and are more similar to the expenses of the Combined Fund after the merger. In fact, the Combined Fund will maintain the identical expense structure of the Absolute Return Fund (that would be effective April 1, 2011).  This factor suggests that the Absolute Return Fund should be the accounting survivor following the merger.

(v)           Comparison of relative asset sizes of the funds involved in the Reorganization. The net assets of the Absolute Return Fund ($22.0 million as of September 30, 2010) are significantly larger than the net assets of the Emerging Managers Fund ($13.5 million as of September 30, 2010). Therefore, the net current assets of Absolute Return Fund will constitute approximately 62% of the Combined Fund post-merger while the Emerging Managers Fund's current net assets will constitute the remainder. Because the Absolute Return Fund will constitute the majority of the assets of the Combined Fund post-merger, this factor suggests that the Absolute Return Fund should be the accounting survivor.

Conclusion: In light of the fact that following the merger the advisory team, portfolio composition, objective, policies and restrictions, and expense structure of the Absolute Return Fund will survive and Absolute Return Fund's current assets will constitute a majority of the Combined Fund, the Registrant believes that the accounting survivor should be the Absolute Return Fund.

1 See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994)